UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On July 19, 2004, Vermilion Energy Trust announced that the TSX Venture Exchange has approved Verenex for trading effective July 20, 2004. The press release is attached hereto as Exhibit A.

On July 22, 2004, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on August 13, 2004 to all unitholders of record on July 30, 2004. The press release is attached hereto as Exhibit B.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              VERMILION ENERGY TRUST



                                              By: /s/ Curtis W. Hicks
                                                  -----------------------
                                                  Curtis W. Hicks
                                                  Vice President, Finance and
                                                  Chief Financial Officer


Date: August 16, 2004

                                                                       EXHIBIT A
                                                                       ---------


VENEREX ENERGY INC.                                       V E R M I L I O N
                                                             ENERGY TRUST



                                  PRESS RELEASE
          TSX VENTURE EXCHANGE APPROVES VERENEX ENERGY INC. FOR TRADING
                      FOR IMMEDIATE RELEASE - JULY 19, 2004

                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES
--------------------------------------------------------------------------------

Verenex Energy Inc. ("Verenex") is pleased to announce that the TSX Venture Exchange has approved Verenex for trading effective July 20, 2004. Verenex will trade under the symbol VNX on the TSX Venture Exchange.

Verenex recently completed a private placement of $30.8 million in equity at $2.50 per share and will have 22.5 million shares outstanding. Vermilion Energy Trust ("Vermilion" or the "Trust") (TSX - VET.UN) subscribed for $5.0 million of Verenex shares through the private placement and granted to Verenex exploration interests in France and a royalty on a producing oil and gas asset in Alberta, with a combined value of $25 million, in exchange for shares. Accordingly, the Trust will hold 12.1 million of the Verenex shares representing 53.7% of the outstanding shares.

Verenex has been established by Vermilion to accelerate the exploration program that Vermilion began in France prior to its conversion to an income trust in 2003 and to pursue other international exploration, development and acquisition opportunities. Verenex has a participating interest in approximately 820,000 acres (net) in France and is planning an initial three-well drilling program commencing in the fourth quarter of 2004. This program includes a step-out exploratory oil well on a possible field extension to the Vermilion operated Malnoue field 60 km east of Paris and two infill oil wells in the Vermilion operated Parentis oil field 70 km southwest of Bordeaux. A number of other leads have been identified on the five onshore and one offshore exploratory permits in France in which Verenex has a 31% to 95% participating interest. These will be further evaluated for possible drilling in 2005 and future years.

The portfolio in France includes a 50% participating interest (with Vermilion as a 50% partner and operator) in the 299,245-acre (1,200 square kilometers) Aquitaine Maritime exploratory permit located in the Bay of Biscay approximately 45 kilometers off the coast of southwest France. The 5-year permit was acquired by Vermilion in December 2002 and is located on the same exploration fairway as the northern edge of the proven onshore Parentis Basin. A number of large structural leads have been identified from extensive 2-D seismic over the permit area at water depths of 80 to 120 metres. Verenex and Vermilion will be seeking partners to share the cost of a 3-D seismic survey and an exploratory well to test the play.

Verenex is also targeting to expand its E&P portfolio to one or two other prospective countries outside North America and Western Europe within a two-year period. The company is currently pursuing exploration, development and acquisition opportunities in North Africa given the world-class undeveloped potential in the region.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Verenex's shares in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction. Verenex's shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or an applicable exemption from the registration requirements of U.S. securities laws.

THE TSX VENTURE EXCHANGE INC DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please contact:

Jim McFarland, President & CEO
Verenex Energy Inc.
Telephone:  (403) 781-9444
E-mail:  jmcfarland@verenexenergy.com


Paul Beique, Director, Investor Relations
Vermilion Energy Trust
Telephone:  (403) 269-4884
e-mail: investor_relations@vermilionenergy.com

                                                                       EXHIBIT B
                                                                       ---------


V E R M I L I O N
  ENERGY TRUST



                          PRESS RELEASE - JULY 22, 2004
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
--------------------------------------------------------------------------------


Vermilion Energy Trust (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on August 13, 2004 to all unitholders of record on July 30, 2004. The ex-distribution date for this payment is July 28, 2004. This will be the Trust's 18th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

The Trust is an international energy trust that benefits from geographically diverse production. With the completion of the recently announced closing of our acquisition in the Netherlands, approximately 45% of our production is in Western Europe. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com